

December 12, 2011

Via E-mail
Andrew I. Widme
Chief Executive Officer
Sport Tech Enterprises, Inc.
10321 Running Falls St.
Las Vegas, NV 89178

> **Re: Sport Tech Enterprises, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 1, 2011**
> **File No. 333-175306**

Dear Mr. Widme:

We have reviewed your responses to the comments in our letter dated November 23, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Registration Statement Cover Page

1. We note your response to our prior comment 3 and reissue in part. Please revise your Calculation of Registration Fee table to indicate the specific provision under Rule 457 that you used to calculate the registration fee.

Prospectus Cover Page

2. We note your response to our prior comment 1 and reissue in part. Please revise to remove all references that the shares may be sold at prevailing market prices in the first through third sentences of the second paragraph. Also clarify that the shares will be sold at a fixed price. Similarly revise the Prospectus Summary and throughout.

Description of Business, page 26

Business Development, page 26

3. We note your revised disclosure in the third sentence in the second paragraph on page 27. Please revise to remove the list of brands and your statement that "none" of the popular products come with a warranty, and revise this sentence to state as a belief.

Functionality, page 28

4. Please revise to reconcile the apparent inconsistency of your disclosure in this section regarding the cost of manufacturing 100 prototypes with your disclosure in your Manufacturing section on page 28 that you are "unaware of the actual or anticipated manufacturing costs."

Prototype User Feedback, page 29

5. Please revise to disclose the number of participants in your tests and the period of time that you conducted the tests.

6. Please revise to remove your disclosure in the first sentence in the third paragraph on this section that surfers "yearn for a better product" as it is a subjective statement.

7. Please revise the first three sentences in the third paragraph of this section to state as beliefs.

8. Please revise the fourth paragraph of this section to provide balanced disclosure to state that there is no guarantee that surfers outside of Mr. Lane's friends and acquaintances would also say that "they would pay a premium for a surf leash if it came with a lifetime warranty because it would ultimately save them money in the long run and maximize their time spent surfing" or that the individuals that state that "they would pay a premium" would actually do so.

Marketing, page 30

9. We note your response to our prior comment 15 and reissue in part. Please revise to address the steps involved in each of your marketing initiatives, the anticipated duration of each marketing initiative and any challenges you may encounter. For example, please describe what steps are involved in "making appearances at the local California surf shops," the estimated costs involved, and clarify that you may be unable to find local California surf shops that allow you to promote your product in their shops.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Overview and Outlook, page 34

10. Please reconcile your disclosure here that you intend to manufacture and sell your redesigned products through the brand name SquareRoot with your disclosure on page five that "[e]ven though [your] current product is being developed through SquareRoot, Inc., [your] wholly owned subsidiary, [your] intention is to broaden [your] design and development to begin building products under the Sport Tech brand name."

11. We note the disclosure on page 35 that feedback thus far indicates that your prototype is at least as effective as your competitors' products. Revise to disclose here the number of participants in your testing sample and provide balancing disclosure to state that your feedback results may be limited and that you cannot guarantee similar feedback in the future. Please also revise the Risk Factors section to disclose such risks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
       Daniel R. Van Ness
       Stoecklein Law Group